KEN MONTERA

614-205-9001
Kenmontera@gmail.com

685 Paisley Dr
Colorado Springs Co
80906

Profile

Seasoned senior executive with proven results and leadership for over 25 years in strategy development, culture/diversity creation and general management P&L responsibility at the C suite and executive committee levels of 4 Fortune 200 organizations including Limited Brands, PepsiCo/Yum Brands, Baxter Healthcare and Johnson&Johnson.

Experience

Executive VP Retail Operations Limited Brands Bath&Body Works — 2009-2014

Responsible for strategy development and execution delivery of $3.2 billion specialty retail store chain including P&L management, field leadership, education, real estate, new concepts, selling effectiveness and human resource planning and culture/diversity development for US and Canada. This included a field organization of over 35,000 employees, 13 Field Directors, 2 SVPs of Field Operations, 1 SVP of Store Operations, 1 SVP of Education/Selling Effectiveness, VP of HR, VP of Finance and Director of Loss Prevention.

Sales and profit grew steadily at 6-8% and 8-13% respectively per year during my tenure. This was driven through improved selling effectiveness and customer focus resulting in conversion growth to over 40% up 1.5 pts. per year during that 4 yr. period and a UPT (units per transaction) increase of almost 9% during the same time frame. In addition annual expense management and budget reviews were established to insure prioritization of funding that directly linked to strategic growth and culture initiatives.

Customer service scores were also best in industry during this period, in 2010 the brand received the ICSC Best in Industry award for most outstanding service experience among large customer facing businesses.

Chief Stores Officer Limited Brands — 2007-2009

Staff leadership responsibility for sales and operations for the 5 key Limited brands including Victoria's Secret, Bath&Body Works, Express, Limited stores and Henri Bendel. Direct reports included National Sales SVPs of each of the brands, VP of Operations, VP of Education, 2 Directors of Education and Director of Facilities

Management. I reported directly to Les Wexner Chairmen and Founder of Limited Brands.

This role included staff and operating responsibility for 3800 stores and over 100,000 associates

Major accountabilities included development and oversight for key processes in talent, operations, selling effectiveness, education, culture/diversity and structure to drive profitable sale growth across the enterprise.

Developed and delivered the first enterprise wide customer experience measure that allowed tracking and visibility at the individual store level for key customer loyalty measures.

Executive VP National Sales and Customer Marketing Bath&Body Works — 1998-2007

Led Field sales organization, Operations, Education, Consumer Marketing and Market Research for 1600 store $2.5 billion specialty Retailer.

Managed 5 functional VPs that led a field organization over 3 formats.

Grew store base from 900 to 1600 in 4.5 years.

Established store operations function including education, communication, employee engagement, core operations and project management in addition to a complete human resource planning and succession process. This process included a complete talent overhaul at the director level and above. During that time I developed and promoted 3 direct reports to National Sales Manager positions of other brands including Victoria Secret, Express and Limited Stores.

Executive sponsor for the creation and launch of the first Bath&Body Works commercial e-commerce website.

Vice President Operations Eastern US KFC YUM brands — 1996-1998

Managed 9 Divisions, each headed by a managing director with 125 restaurants per division.

Total revenue of $960 million and $125 million in profit.

Functional direct report responsibility included Store Operations, Human Resources, Finance, Marketing,Construction, Ops Services and Training & Development.

Vice President General Manager Mid Atlantic Division KFC/PepsiCo 1993-1996

General Management accountability for 325 company owned restaurants and over 500 franchise stores employing 16,000 people located in 3 operating regions

(Baltimore/Washington, Virginia/Carolinas and Atlanta) including full functional staff. Responsibilities included operations, sales, marketing/advertising, finance, Human Resources and facilitates/maintenance.

Sales revenues of $275 million and $30 million in profit.

Vice President Company Operations PepsiCo 1993-1994
Sr Director Franchise Operations PepsiCo1992-1993
Regional General Manager. 1990-1993

Director Corporate Accounts Baxter Healthcare 1988-1990
Responsible for the negotiation of multi-hospital and large hospital system purchasing/consulting agreements at the C level for the Midwest region.

Increasing levels of leadership and general management positions from sales representative to regional general manager. 1981-1988

Johnson & Johnson Senior production supervisor 1979-1981

Education
University of Colorado Boulder — BS Marketing/ International Business Minor in Communications 1975-1979

Various continuing education programs in leadership and culture/diversity development through PepsiCo and LBrands.

Boards
Salvation Army El Paso County Colorado

Directions For Families and Youth Columbus Ohio

Pelotonia Ride to Cure Cancer Columbus Ohio

United Way Louisville Ky